FORM OF
                        AGREEMENT FOR ACCOUNTING SERVICES


Agreement, made this __ day of ____________, 2004, between Kaufman, Rossin & Co., a Florida Professional Association, with offices at 2699 South Bayshore Drive, Miami, Florida 33133, (hereinafter referred to as the Firm) and ASA (Bermuda) Limited c/o LGN Associates, P.O. Box 269, Florham Park, New Jersey 07932 (hereinafter referred to as the Client).

It is agreed as follows:


1.       SERVICES
         --------

         Subject to the Client's responsibilities identified in Section 4 of this agreement, the Firm will maintain the books of record of the Client and prepare weekly and other periodic net asset values. In connection with the preparation of each net asset value, the Firm will obtain values of the Client's portfolio securities in accordance with the Client's valuation procedures. We will also record general ledger entries, reconcile activity to the trial balances and prepare account balances and income statements.

         Subject to the responsibilities reflected in Section 4, monthly, the Firm will prepare the financial statements of the Client including: the statement of assets and liabilities, the schedule of investments and related statements of operations, statement of surplus changes in net assets and cash flows. The financial statements will present information that is the representation of management. Neither an audit nor a review will be carried out and accordingly no assurance will be expressed. The Firm's monthly report on the financial statements of the Client would be expected to read as follows:

               The accompanying statements of assets and liabilities of ASA (Bermuda) Limited (incorporated in the Republic of South Africa), as of January 31, 2004 and 2003 including the schedule of investments, as of January 31, 2004 and the related statements of operations, surplus and changes in net assets for the four months ended January 31, 2004 and 2003 and supplementary information were not audited by us and, accordingly, we do not express an opinion on them.


         If, for any reason, the Firm is unable to complete the preparation of the Client's financial statements, the Firm will not issue a report as a result of this engagement.

         The Firm will provide financial statement audit liaison services. The Firm will prepare the Client's annual and semi-annual financial statements and related footnotes along with the supporting schedules and workpapers to be provided to the independent auditors. Such financial statements and footnotes will be prepared in conformance with United States generally accepted accounting principles and Securities and Exchange Commission Regulation S-X.


2.       TERM
         ----

         This Agreement shall become effective ____________, 2004 and shall continue in force and effect until such time as either party provides the other with notice of its intent to terminate the agreement within a period of not less than thirty days and payment of all fees for services previously rendered has been made.


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


         It is recognized by the parties that outside the terms of the Agreement, the Firm is available to provide other services upon request by the Client. Such services shall be provided under the same terms and conditions as those covered by the Agreement unless documented by a separate Agreement.

         If during the course of its engagement the Firm encounters circumstances which it believes may create a conflict of interest or conflict with the ethical standards of its profession, the Firm will inform the Client of its concerns. If these concerns cannot be adequately addressed to the Firm's satisfaction, or the Firm is compelled to do so by the professional standards of its profession, it may withdraw from the engagement. Additionally, the Firm reserves the right to withdraw from the engagement should it encounter circumstances which conflict with the ethical standards of the Firm.


3.       CHARGES
         -------

         Fees for our services will be based on the time expended at the Firm's regular professional rates and will be payable monthly and in arrears and are $8,500 per month.

         Audit liaison services including the preparation of the annual and semi-annual financial statements including footnotes and supporting working papers for the auditors will range from $3,000 to $5,000 for each audit.

         The Firm will also bill the Client for out-of-pocket costs and expenses incurred on this engagement including but not limited to travel, telephone, fax, postage, courier and delivery charges.

         Any additional services such as assistance with examination by taxing or regulatory authorities, accounting services or consultation concerning financial matters requested during or after the term of this Agreement will also be billed at the regular professional rates for such services. The Firm will be entitled to recover from the Client all reasonable attorney's fees and costs in connection with any litigation, regulatory investigation or inquiry that may arise out of this Agreement. Additionally, so long as the Firm is not a party to such investigation or inquiry, the Client shall reimburse the Firm for its professional time and expenses.

         All  services  will be billed  monthly and shall be payable  within ten
         (10) days of receipt of such billing.

         The Firm reserves the right to suspend or terminate its work due to nonpayment within terms. In the event that the Firm's work is suspended or terminated as a result of nonpayment, the Client agrees that the Firm will not be responsible for the Client's failure to meet government and other filing deadlines, or for penalties or interest that may be assessed, or other damages that may be sustained by the Client or its owners, resulting from the Client's failure to meet said deadlines.


4.       RESPONSIBILITIES
         ----------------

         The services as described in Section 1 are not designed and cannot be relied upon to disclose errors, fraud, or illegal acts, that may exist, although their discovery may result from the Firm's engagement.


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


         The Client will review each month's brokerage statements for completeness and propriety of all trading activity and identify all other transactions entered into during each month. Additionally, the Client will review and corroborate the monthly trial balances and financial statements and explicitly manifest its responsibility therefor. The Client acknowledges their responsibility for the accuracy and completeness of the accounting data underlying the financial statements and acknowledges its responsibility for the fair presentation of the financial statements and income tax returns. The Client further acknowledges its responsibility for timely filing of the income tax returns, estimated tax payments and other items required to be paid on a timely basis.

         The Client will authorize, execute, consummate, classify and communicate to the Firm all transactions. The Client is responsible for management decisions and functions, and for designating a competent individual, preferably management level, to oversee any bookkeeping services, income tax services, and other non-financial statement services we may provide. The Client is responsible for evaluating the adequacy and results of the services performed and accepting responsibility for such services. The Client is responsible for establishing and maintaining internal controls, including monitoring ongoing activities. None of these services can be relied on to detect errors, fraud or illegal acts that may exist, however, the Firm will inform the Client of any items, unless clearly inconsequential, that comes to the Firm's attention.

         The Firm will assist in the preparation of the Client's financial statements, but the responsibility for the financial statements remains with the Client. As part of preparing the financial statements the Firm may propose standard, adjusting, or correcting journal entries to the Client's financial statements. The Client is responsible for reviewing the entries and understanding the nature of any proposed entries and the impact they have on the financial statements. Further, the Client is responsible for designating a qualified management-level individual to be responsible and accountable for overseeing these services.

         Except  in  the  case  of  the  Firm's  bad  faith,  gross  negligence, fraudulent behavior or willful misconduct, the Client agrees that the Firm shall have no liabilities to the Client, its owners, directors, agents, employees, controlling persons or security holders for any losses, claims, damages or liabilities arising out of or in connection with this engagement for any amount in excess of the total professional fees paid by the Client under this agreement for professional engagement.

         The Client agrees that it will not, directly or indirectly, agree to assign or transfer any claim against the Firm arising out of this engagement to anyone, except to a successor.

         If the Client intends to publish or otherwise reproduce the financial statements together with the Firm's report (or otherwise make reference to the Firm) in a document that contains other information, the Client agrees to (a) provide the Firm with a draft of the document to read; and (b) obtain the Firm's written approval for inclusion of its report, before such document is distributed.


5.       CLIENT ASSISTANCE
         -----------------

         In order for the Firm to work as efficiently as possible, it is understood that the Client's staff will provide certain working papers, information, or documentation which shall be discussed with the Client's personnel. The services will be completed in as timely a manner as possible consistent with the conditions of the engagement.


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

6.       CONFIDENTIALITY AND REQUEST FOR INFORMATION
         -------------------------------------------

         With respect to financial, statistical and personnel data relating to the Client's business which is confidential and which is submitted to or obtained by the Firm in order to carry out the Agreement, the Firm will instruct its personnel to keep such information confidential.

         The Firm may receive requests for information in its possession arising out of this engagement. The requests may come from governmental agencies, courts or other tribunals. If permitted, the Firm will notify the Client of any request for information prior to responding. In certain proceedings an accountant-client privilege may exist. The Client agrees that the Firm is not under any obligation to assert any privilege to protect the release of information. The Client may, prior to the Firm's response to any request, initiate legal action to prevent or limit the Firm's response.
         Unless, the Client promptly initiates such action after the Firm notifies the Client at its last known address as reflected in the Firm's files, the Firm will release the information requested.

         In the event the Firm is requested or authorized by the Client or required by government regulation, subpoena, or other legal process to produce our working papers or our personnel as witness with respect to our engagement the Client will, so long as the Firm is not a party to the proceeding in which the information is sought, reimburse the Firm for its professional time and expenses, as well as the fees and expenses of the Firm's counsel, incurred in responding to such a request.

         The Firm retains ownership of the working papers produced by it in connection with the performance of services under this agreement. Access to these working papers other than described above may be granted to others upon mutual approval of the Client and the Firm.

         The books and records prepared and maintained pursuant to Section 1 of this Agreement shall be prepared and maintained in such form, for such periods and in such locations as may be required by the Investment Company Act of 1940, as amended. The books and records pertaining to the Client that are in possession of the Firm shall be the property of the Client. The Client, or the Client's authorized representatives, shall have access to such books and records during the Firm's normal business hours. Upon the reasonable request of the Client, any such books and records or copies thereof shall be provided promptly by the Firm to the Client or the Client's authorized representatives at the Client's expense. In the event the Client designates a successor that shall assume any of the Firm's obligations under this Agreement, the Firm shall, at the expense and direction of the Client, transfer to such successor all relevant books, records and other data established or maintained by the Firm under this Agreement.


7.       ALTERNATIVE DISPUTE RESOLUTION
         ------------------------------

         Parties to this engagement agree that any dispute that may arise regarding the meaning, performance, or enforcement of this Agreement will, prior to resorting to litigation, be submitted to mediation upon the written request of any party to the engagement. All mediation initiated as a result of this engagement shall be administered by the American Arbitration Association. The results of this mediation shall be binding only upon agreement of each party to be bound. Costs of any mediation proceeding shall be shared equally by both parties.

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

This Agreement shall be governed and its terms construed in accordance with the laws of the State of Florida applicable to contracts to be performed in that State. The waiver by any party hereto of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party. If any portion of this Agreement is held to be void, invalid, or otherwise unenforceable, whole or in part, the remaining portions of this Agreement shall remain in effect. This Agreement supersedes all proposals, oral or written, and all other communications between the parties relating to the engagement subject matter.


KAUFMAN, ROSSIN & CO., P.A.                ASA (BERMUDA) LIMITED
2699 South Bayshore Drive                  c/o LGN Associates
Miami, Florida 33133                       P.O. Box 269
                                           Florham Park, New Jersey  07932


By:____________________________________    By:__________________________________

By:____________________________________    Title:_______________________________

Date:__________________________________    Date:________________________________







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